FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-6 or 15d-16
of the Securities Exchange Act of 1934

For the month ended:  June 2004

001-31609

(Commission File Number)

Telkom SA Limited

(Translation of registrant’s name into English)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule
101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule
101(b)(7); ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

On February 25, 2004 , Telkom SA Limited (“Telkom”) issued a press release announcing that it has noted the Competition Commission’s decision to refer certain of the complaints brought against it in 2002 by the South African Value-Added Network Services Association (SAVA) and Omnilink to the Competition Tribunal for determination, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 23, 2004, Telkom issued a Trading Statement in terms of the Listing Requirements of the JSE Securities Exchange, South Africa as they became aware that the financial results for the period to be reported upon next will be materially different from that of the previous corresponding period, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 26, 2004, the Telkom issued an announcement to the JSE Securities Exchange, South Africa, notifying the Company Secretary’s dealings in Telkom securities, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On March 26, 2004, Telkom issued an announcement to the JSE Securities Exchange, South Africa, notifying directors dealings in Telkom securities, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On April 1, 2004, Vodacom Group (Pty) Limited (“Vodacom”) (unlisted), South Africa’s leading mobile communications group, in which Telkom SA Limited has a 50% holding, announced the signing and implementing of a 5-year management agreement with VEE Networks (previously Econet Wireless Nigeria), a copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On May 3, 2004, Telkom issued a press release announcing the Pretoria High Court dismissed an application by Telcordia for leave to appeal a High Court judgment made in favor of Telkom during 2003, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

On May 31, 2004, Vodacom announced the termination of the management agreement and negotiations with VEE Networks (previously Econet Wireless Nigeria), a copy of the announcement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

On June 7, 2004, Telkom posted its annual results for the year ended March 31, 2004 to shareholders, a copy of which is attached hereto as Exhibit 99.8 and is incorporated herein by reference. The annual report contains forward-looking statements regarding Telkom and Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 7, 2004, Telkom presented its annual results for the year ended March 31, 2004 to shareholders, a copy of the presentation is attached hereto as Exhibit 99.9 and is incorporated herein by reference.  The annual results contain forward-looking statements regarding Telkom and Vodacom and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 7, 2004, Vodacom posted its annual results for the year ended March 31, 2004 to shareholders, a copy of which is attached hereto as Exhibit 99.10 and is incorporated herein by reference.  The annual report contains forward-looking statements regarding Vodacom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 7, 2004, Vodacom presented its annual results for the year ended March 31, 2004 to shareholders, a copy of the presentation is attached hereto as Exhibit 99.11 and is incorporated herein by reference.  The annual results contain forward-looking statements regarding Vodacom and include cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 7, 2004, Telkom posted a final dividend announcement for the year ended March 31, 2004, a copy of which is attached hereto as Exhibit 99.12 and is incorporated herein by reference.

On June 17, 2004, Telkom issued a press release to clarify that the general authority granted to it by shareholders at its annual general meeting on January 27, 2004 to purchase shares in its own capital on the open market does not permit it to participate in the share placement which was being implemented by Thintana Communications LLC, a copy of which is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

Exhibit	Description

99.1	Press release, dated February 25, 2004, issued by Telkom, announcing that Telkom notes Competition Commission and Tribunal decision.

99.2	Trading statement, dated March 23, 2004, issued by Telkom.

99.3	Announcement, dated March 26, 2004, issued by Telkom to the JSE Securities Exchange, South Africa, providing notification of the Company Secretary’s dealings in Telkom securities.

99.4	Announcement, dated March 26, 2004, issued by Telkom to the JSE Securities Exchange, South Africa, providing notification of a director’s dealings in Telkom securities.

99.5	Press release, dated April 1, 2004, issued by Vodacom, announcing the signing of a 5 year management agreement with VEE Networks (previously Econet Wireless Nigeria).

99.6	Press release, dated May 3, 2004, issued by Telkom, announcing the Pretoria High Court’s dismissal of an application by Telcordia for leave to appeal a High Court judgment made in favor of Telkom.

99.7	Press release, dated May 31, 2004, issued by Vodacom, announcing the termination of the management agreement with VEE Networks (previously Econet Wireless Nigeria).

99.8	Telkom’s announcement of its annual results for the year ended March 31, 2004 on June 7, 2004.

99.9	Telkom’s presentation of its annual results for the year ended March 31, 2004 on June 7, 2004.

99.10	Vodacom’s announcement of its annual results for the year ended March 31, 2004 on June 7, 2004.

99.11	Vodacom’s presentation of its annual result for the year ended March 31, 2004 on June 7, 2004.

99.12	Announcement, dated June 7, 2004, issued by Telkom, announcing its final dividend No. 9.

99.13	Announcement, dated June 17, 2004, issued by Telkom, providing clarity on the participation in the Thintana Communications LLC’s private placement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:/s/ Sizwe Nxasana
Sizwe Nxasana
Chief Executive Officer
(principal executive officer)
Date: July 28, 2004